FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 3.1	Registrant's By-law No. 1 dated October 8, 1992.
Exhibit 3.2 Exhibit 3.3	Registrant's Certificate and Articles of Amalgamation dated October 8, 1992. Registrant's Certificate and Articles of Amendment dated October 22, 1992.
Exhibit 3.4	Registrant's Certificate and Articles of Arrangement dated December 31, 1992.
Exhibit 3.5	Registrant's Shareholder Rights Plan as amended and restated April 30, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Ken Stickland

(Signature)

Ken Stickland, Executive Vice-President, Legal

Date:  June 28, 2005